Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2006

NOTICE AND PROXY STATEMENT

        This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”), of Scopus Video Networks Ltd. (the “Company”) in connection with an Annual General Meeting of Shareholders of the Company to be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on June 15, 2006, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Annual General Meeting” or the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Scopus”, the “Company”, “we”, and “our” refer to Scopus Video Networks Ltd.

        At the Meeting, the following resolutions will be proposed for adoption by the Shareholders:

    1.        To approve the appointment of Brightman Almagor & Co. as the Company’s independent auditors for the year ending December 31, 2006, and to empower the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ compensation.

    2.        To ratify the appointment of Michael Anghel and Louis Silver as the Company’s external directors, as such term is defined in the Israeli Companies Law.

    3.        To approve a compensation package to Ms. Jackie Goren’s for her services as a director of the Company and a member of the board committees.

    4.        To approve an additional payment of $3,472.30 to Mr. Ami Meron as a part of his severance package for his engagement as director of the Company.

    5.        To approve an IPO Bonus in the amount of $50,000 to Mr. David Mahlab the Company’s Chief Executive.

        In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2005. The board would report the Meeting regarding auditors’ compensation for the year 2005.

Shareholders Entitled to Vote

        Only shareholders of record of Ordinary Shares at the close of business on May 15, 2006 (the “Record Date”) are entitled to notice of and to vote at the Meeting. On the date hereof, the Company has 13,103,018 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

Proxies

        Shareholders may vote their shares at the Meeting, whether or not they attend, by appointing “proxies” to vote on their behalf. A shareholder may appoint a proxy by delivering an appointment of a proxy to the Company prior to the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting.

        We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        The Company will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under Israeli Companies law, you may do so by delivery of a notice to the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel, not later than May 25, 2006. Our board of directors may respond to your notice not later than June 3, 2006.

        Following the Meeting, one or more shareholders holding, at the Record Date, at least 655,153 ordinary shares, which represent approximately five percent (5%) of the total voting rights in the Company, or five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

Quorum and Voting Requirements

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 1, 3, 4 and 5.

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 2; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to Proposal 2, shall advise the Company whether or not such shareholder is a controlling shareholders of the Company. Each shareholder that delivers a signed proxy card to the Company should indicate on the proxy card whether or not such shareholder has a personal interest in the foregoing proposal. Shareholders who do not indicate whether or not they have a personal interest in Proposal 2 will not be eligible to vote their Shares as to such proposal. Pursuant to the Israeli Companies Law, and the Israeli Securities Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum, at the Meeting. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. At such adjourned Meeting the necessary quorum for the business for which the original Meeting was called shall be two Shareholders holding at least 10% of the issued and outstanding share capital of the Company.

THIS PROXY CARD SHALL ALSO SERVE AS A VOTING CARD AS SUCH TERM IS DEFINED UNDER THE ISRAELI COMPANIES LAW.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

I.	PROPOSAL ONE: APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2006.

        Representatives of Brightman Almagor & Co. will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

        Shareholders are being asked to approve the selection of Brightman Almagor & Co. as the Company’s independent auditors for 2006, and to authorize our Board of Directors to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Resolution

        At the meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve the appointment of Brightman Almagor & Co. as the Company’s independent auditors for the year ending December 31, 2006, and to empower the Board of Directors, upon recommendation of the Audit Committee, to determine the compensation”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

II.	PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF EXTERNAL DIRECTORS

Background

        We are subject to the Israeli Companies Law. Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

        A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

        A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

        The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

        Compensation of external directors must be determined prior to their consent to serve as an external director.

        An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

        Effective December 16, 2005, Michael Anghel and Louis Silver were appointed to the Company’s board of directors and serve as external directors, as such term is defined in the Israeli Companies Law. Michael Anghel and Louis Silver also serve as members of our audit committee. Michael Anghel also serves as a member of our compensation committee.

        Michael Anghel and Louis Silver compensation package as was previously approved are as follows:

1.	An annual fee in the amount of US$18,000 (eighteen thousand U.S. Dollars) plus VAT (the “Annual Fee”), against a valid invoice furnished by them to the Company. The Annual Fee will be paid in four quarterly equal installments upon completion of each three months period as of December 16, 2005 for the preceding three months period;
2.	In addition to the foregoing, the Company will pay them for each Meeting that she attends in person, an amount in US$ equal to NIS 3,000. Payment for execution of resolutions in writing and attending Meetings by teleconference shall be made in accordance with the Companies Regulations (Rules regarding Compensation and Expenses for an External Director) – 2000 (the “Regulations”). The amounts in Section 1 and 2 shall be paid subject to the Company’s obligations to deduct taxes at source;
3.	Reimbursement of expenses incurred by them in connection with their participation in the Meetings subject to the limitations of the Regulations and in accordance with the Company’s policy; and
4.	Options to purchase 20,000 Ordinary Shares of the Company, at an exercise price per share of $7, which is equal to the price per share determined in the initial public offering of the Company. The Options vest in three equal installments at each anniversary of December 16, 2005. Vested Options shall not terminate by virtue of termination of office as a director. The Options were granted pursuant to, and are subject to, the provision of the Company’s 2001 Amended and Restated Share Option Plan.

        The Company desires to ratify that appointment.

Proposal

        To ratify the appointment of Michael Anghel and Louis Silver as the Company’s external directors, as such term is defined in the Israeli Companies Law; and further

        Michael Anghel served as President of the investment banking arm of the Israel Discount Bank from 2004 to June 2005. Mr. Anghel serves as director on the board of Orbotech Ltd., Powerdsine Ltd., and Syneron Medical Ltd. Previously Mr. Anghel served on the board of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., as well as other operating companies and financial institutions. In 2000, Dr. Anghel founded CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University and founded their Executive Program. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University. Mr. Anghel was born in 1940. He is an Israeli citizen, holding Israeli identification number 00-113656-3. His adders for service of process is 4 After St. Tel-Aviv, Israel. Michael Anghel qualifies as audit committee financial expert, within the meaning of the rules of the NASDAQ Stock Market and Sarbanes-Oxley Act of 2002, and has “financial and accounting expertise”, within the meaning of the Israeli Companies law.

        Louis Silver is a Principal of RP Capital Group (“RPC”) and has served as an advisor to RPC since April 2005. He has also provided services as a private banking consultant since January 2005. From August 2002 until April 2005, Mr Silver acted as a legal and business development advisor to companies and individuals. From September 1996 until June 2002, Mr Silver served as an advisor and counsel to Discount Bank & Trust Company. Since November 1999, Mr Silver has served as a member of the board of directors of DSP Group, Inc. and since April 2002 he has served as a member of the board of directors of CEVA, Inc. Mr. Silver holds a A.B. from Harvard College, a LLB from Tel Aviv University School of Law and a LLM from New York University School of Law. Mr. Silver was born in 1954. He is a U.S. citizen, holding U.S. passport number 710189334. His adders for service of process is 33 Chester Street, London, SW1X 7XD. Mr. Silver has “financial and accounting expertise”, within the meaning of the Israeli Companies law.

Resolution

        At the meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, that the appointment of Mr. Michael Anghel as external director of the Company is hereby ratified and approved in all respects. His term would be for three years commencing December 16, 2005"

        “RESOLVED, that the appointment of Mr. Louis Silver as external director of the Company is hereby ratified and approved in all respects. His term would be for three years commencing December 16, 2005"

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 2; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to Proposal 2, shall advise the Company whether or not such shareholder is a Controlling Shareholder of the Company. Shareholders who do not indicate whether or not they are a Controlling Shareholder will not be eligible to vote their Shares as to such proposal. Pursuant to the Companies Law, and the Israeli Securities Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder 50% of the voting rights in the Company.

III.	PROPOSAL THREE: JACKIE GOREN’S COMPENSATION

Background

        Pursuant to shareholders’ resolutions adopted at a special meeting of shareholders on December 6, 2005 (the “Previous Resolutions”), we granted each of the independent directors a compensation package as described in proposal two above.

        Ms. Jackie Goren serves as the Company’s director since March 1, 2003 and as a member of the pricing committee and the compensation committee since November 17, 2005.

Proposal

        To approve a compensation package to Ms. Jackie Goren for her services as a director of the Company and a member of the board committees, as described below.

Resolution

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve a compensation package of Ms. Jackie Goren for her services as a member of the Board of Directors and the board committees as follows:

1.	An annual fee in the amount of US$18,000 (eighteen thousand U.S. Dollars) plus VAT (the “Annual Fee”), against a valid invoice furnished by her to the Company. The Annual Fee will be paid in four quarterly equal installments upon completion of each three months period as of December 16, 2005 for the preceding three months period;
2.	In addition to the foregoing, the Company will pay her for each Meeting that she attends in person, an amount in US$ equal to NIS 3,000. Payment for execution of resolutions in writing and attending Meetings by teleconference shall be made in accordance with the Companies Regulations (Rules regarding Compensation and Expenses for an External Director) – 2000 (the “Regulations”). The amounts in Section 1 and 2 shall be paid subject to the Company’s obligations to deduct taxes at source;
3.	Reimbursement of expenses incurred by her in connection with her participation in the Meetings subject to the limitations of the Regulations and in accordance with the Company’s policy; and
4.	Upon the filing of a Registration Statement on form S-8, subject to the approval of the Board of Directors, options to purchase 20,000 Ordinary Shares of the Company, (the “Options”) at an exercise price per share of $7, which is equal to the price per share determined in the initial public offering of the Company. The Options shall vest in three equal installments at each anniversary of December 16, 2005. Vested Options shall not terminate by virtue of termination of office as a director. The Options will be granted pursuant to, and are subject to, the provision of the Company’s 2001 Amended and Restated Share Option Plan.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

IV.	PROPOSAL FOUR: SEVERANCE PAYMENT OF AMI MERON

Background

        Mr. Ami Meron ceased to serve as the Company’s director as of January 1, 2006. On January 1, 2006 Mr. Ami Meron delivered a release letter to the Company, under which he agreed to release the Company of any claims he may have or had against the Company in connection with his engagement with the Company, in consideration of the payment of $25,000 as a final settlement of all his claims (“Prior Release”). Notwithstanding the Prior Release, Mr. Ami Meron has asked the Company for an additional payment of $3,472.30 and agreed to execute an additional release letter.

        The board of directors and the audit committee of the Company approved the additional payment on February 16, 2006.

Resolution

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve an additional payment of $3,472.30 to Mr. Ami Meron as a part of his severance package for his engagement as a director of the Company.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

V.	PROPOSAL FIVE: BONUS PAYMENT

Background

        Mr. Mahlab’s contribution and efforts allowed the consummation of the IPO, and on February 16, 2006, the board of directors following the approvals of the audit committee and the compensation committee approved a distribution of bonus payments to Mr. David Mahlab the Company’s Chief Executive officer an IPO bonus in the amount $50,000.

Resolution

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve an IPO bonus in the amount of $50,000 to Mr. David Mahlab.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Reporting Requirements

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors

David Mahlab
Chief Executive Officer
May 10, 2006